Exhibit 99.1

GIX Internet Ltd.
(the “Company”)

August 31, 2026

To: Israel Securities Authority

To: Tel Aviv Stock Exchange Ltd.

Via MAGNA

Dear Sir/Madam,

Re: Commencement of Trading on Nasdaq and the TASE as a Dual-Listed Company

Further to the Company’s prior reports regarding the listing of the Company’s shares for trading in the United States, the Company hereby announces that the Nasdaq registration statement relating to the listing of the Company’s shares will become effective today, August 31, 2026, at 11:00 p.m. (Israel time) (the “Listing Effective Time”), and that the Company’s shares will be listed for trading on Nasdaq as of such time. Accordingly, the Company will officially become a dual-listed company whose shares are traded concurrently in Tel Aviv and in the United States.

Beginning on September 1, 2026, the Company’s ordinary shares will commence trading on the Nasdaq Capital Market under the symbol “GIXI.”

As of the Listing Effective Time, the Company will transition to the reporting regime applicable under Chapter E’3 of the Israeli Securities Law, 1968, and the regulations promulgated thereunder, namely, the reporting regime based on U.S. securities laws, in accordance with and subject to Section 35LL of the Israeli Securities Law.2

The Company will publish on the Israel Securities Authority distribution system and on the Tel Aviv Stock Exchange website all reports that it files with the U.S. Securities and Exchange Commission (“SEC”), prepared in accordance with U.S. securities laws, at the times and in the manner required by applicable law.

This report does not constitute an offer to the public to purchase securities of the Company.

Respectfully submitted,

GIX Internet Ltd.

Signed and reported by:

Amir Nardimon
Chief Executive Officer

Amihay Hadad
Chief Financial Officer

Footnotes

1.	Reference is made to the Company’s immediate reports dated June 19, 2026 (Reference No. 2026-01-057978) and August 31, 2026 (Reference No. 2026-01-081777).
2.	For details regarding the approval by the Company’s shareholders of the transition to the reporting regime under Chapter E’3 of the Israeli Securities Law, see the immediate report dated January 26, 2026 (Reference No. 2026-01-009730) and the report regarding the results of the shareholders meeting dated March 2, 2026 (Reference No. 2026-01-019177).